

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 13, 2008

Mark A. Ernst
Chief Executive Officer
H&R Block, Inc.
One H & R Block Way
Kansas City, Missouri 64105

Re:

Form 10-K for the fiscal year ended April 30, 2007
File No. 001-06089

Dear Mr. Ernst:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

/s/Larry Spirgel
Assistant Director